Exhibit 99.1

Footnote 1:

(1) The Series C 5.5% Convertible Preferred Stock is initially convertible into common stock at a conversion price of $4.50 per share. The initial conversion price may be subject to downward adjustment upon (a) dilution of the Common Stock by stock split or dividend distribution, (b) subsequent equity sales with a conversion price lower than the conversion price of the Series C 5.5% Convertible Preferred Stock, (c)  distribution to all Common Stock holders, and not to holders of Series C 5.5% Convertible Preferred Stock, of evidence of the Issuer’s indebtedness or assets or rights or warrants to subscribe for or purchase any security other than the Common Stock, (d) consummation of a purchase offer, tender offer or exchange offer for more than 50% of the outstanding Common Stock, (e) reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (f) consummation of a merger, consolidation, reclassification or disposition of all or substantially all of the Issuer’s assets.